NCR Atleos, LLC

864 Spring Street NW

Atlanta, GA 30308

August 9, 2023

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Kathleen Collins

Matthew Derby

Melissa Kindelan

Mariam Mansaray

Re:	Acceleration Request for NCR Atleos, LLC

Registration Statement on Form 10-12B

File No. 001-41728

CIK No. 0001974138

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-41728) (as amended, the “Registration Statement”) filed by NCR Atleos, LLC (the “Company”) with the United States Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated by the Commission to 9:00 a.m., Eastern time, on August 11, 2023, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please contact Neil P. Stronski of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2839 or neil.stronski@skadden.com. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Stronski and that such effectiveness also be confirmed in writing.

***

Very truly yours,

NCR Atleos, LLC

/s/ Timothy Oliver
Timothy Oliver President, Treasurer and Secretary

cc:	Neil P. Stronski

Skadden, Arps, Slate, Meagher & Flom LLP